

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 22, 2008

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re:** **Lantis Laser Inc.**
> **Amendment No. 8 to Form SB-2 on Form S-1**
> **Filed December 18, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page II-2

1. We will continue to evaluate your response to prior comments 2 and 3 after you provide us detailed information regarding what consideration you received for the shares and when you received that consideration. See Rule 144(d)(1)(iii). Also tell us how you valued that consideration. Your response should include specific facts that led you to "change [y]our position during the course of settlement negotiations" from the relevant statements in your complaint, including:

    - Paragraph 9 of your June 2, 2008 complaint, in which you state that "…the consideration in the Consulting Service Agreement is not lawful consideration…."

Stanley B. Baron
Lantis Laser Inc.
December 22, 2008
Page 2

- Paragraph 24 of the complaint, in which you cite the defendant's "…complete failure to provide any services at all pursuant to the terms of the Consulting Service Agreement," and paragraph 26 of the complaint, in which you acknowledge sending a "…certified letter to Var Growth…formally notifying the Conspiring Defendants that their failures to provide any services in accordance with the Consulting Service Agreement…."

- Paragraph 30 of the June 4, 2008 "Certification of Stanley Baron," in which Mr. Baron states that "…Lantis disputes that the Stock was ever legally acquired or validly issued to DC Consulting."

2.   We note your response to prior comment 3, second bullet point. Please tell us how the added risk factor on page 10 explains to investors how and when potential adverse effects cited in your complaint, including share volatility, dilution, and restricting your funding options, could result from the introduction of consultants' settlement shares into the open market.

Exhibits, page II-4

3.   Please expand your response to prior comment 4 to clarify how you conclude that it is in the normal course of business for a registrant with a business plan like you disclose on page 1 to enter into multiple agreements for stock promotion activities that consume the portion of operating expenses consumed by your agreements. Given:

- the concerns in your complaint of the nature of the "irreparable harm" that the defendants' efforts to remove resale restrictions could cause; and

- that you have entered into settlement agreements that permit resale restrictions to be removed on a number of shares that represents a significant multiple of the trading volume in your securities,

it remains unclear how you conclude that the transactions are immaterial, that investors need not be provided the agreements, and that the terms of the agreements need not be discussed in your document.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with if you have questions regarding these comments.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP